

January 28, 2011

Craig Sizer
Chief Executive Officer
Sanomedics International Holdings, Inc.
80 SW 8th Street, Suite 2180
Miami, FL 33130

      Re: Sanomedics International Holdings, Inc.
              Amendment No. 1 to Form 10
              Filed January 13, 2011
              File No. 000-54167

Dear Mr. Sizer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Overview, page 1

1.   We note your revisions in response to prior comment 1. Please revise your disclosure in the second paragraph of this section and throughout your document to disclose the "other products" you market. In addition, please explain why the marketing of these products is considered more limited and therefore different from that of your consumer products.

2.   You state in your response to prior comment 2 that you became inactive approximately three years after a Regulation A offering. Given that you have indicated that you were a public shell company as recently as 2009, it is unclear how you complied with your reporting obligations under the Exchange Act. Please advise.

Organizational History, page 2

3.   We note your response to prior comment 3 and re-issue in part. Please address how each dissolution affected your reporting status.

Acquisition of Sanomedics, page 2

4.   Please further revise the description of the Sano-Nevada acquisition here and on page 40 in accordance with our prior comment 4. We note, for example, the continued use of long sentences separated into multiple subparts as well as unnecessary reliance on defined terms. Your disclosure should be clear, concise and understandable.

5.   Regarding your response to prior comment 5, please note that we may have further comments after you provide the information requested in comment 2.

Raise Substantial Additional Capital, page 4

6.   We note your revisions in response to prior comment 9. Please clarify here and on page 26 what steps have been taken, and what steps remain, toward the completion of a debt or equity financing. Also, clarify how you confirmed Mr. Sizer's intent to provide a loan for $800,000 given that there are no commitments or arrangements in place. Further, please disclose when, in the absence of a cash infusion by Mr. Sizer, you expect to deplete your cash given your current burn rate.

Effect Strategic Acquisitions, page 5

7.   Revise item (a) of the first bullet of this section to further clarify, if known, the type of products you intend to market. For instance, do you intend to market food, toy, clothing and/or health products for pets? To the extent there are specific product categories where you intend to focus, please revise the prospectus accordingly.

8.   Please disclose the basis for the belief set forth in item (b) of the first bullet point of this section.

Increase Research and Development, page 6

9.   We note your response to prior comment 11. Please disclose the current development status of your second generation products. For example, have you solved any of the challenges disclosed in the second and third paragraphs of this section?

10.   We re-issue prior comment 13 because you do not disclose how the challenges related to the accuracy of your product affect your competitive position.

Sales, Marketing and Advertising, page 8

11.   Please clarify your response to prior comment 18 to disclose whether you actually have indemnity obligations and if so to what extent. It is unclear, based on the language in the fifth sentence of this section, whether you currently have indemnity obligations.

Regulatory Environment, page 8

12.   We re-issue the second sentence of prior comment 19 because you do not indicate whether you developed the products you are selling. In this regard, we note the assignments in exhibits 99.1 and 99.2.

Patents and Proprietary Rights, page 10

13.   Refer to the last sentence of the first paragraph in this section. Please clarify why your "design" patents prevent you from filing foreign patents. For example, could you file for foreign utility patents?

Competition, page 12

14.   We note your response to prior comment 24. In an appropriate section of your document, disclose how your pricing strategy allows you to compete on the basis of price and what effect this may have on your profit margins and income.

15.   It is unclear from your revisions to prior comment 25 whether the competitors you mention in this section compete with your products for use on humans, animals, or both. Please clarify your disclosure accordingly.

Employees, page 13

16.   We note your response to prior comment 29. Please discuss your current financial ability to hire and retain employees, including electrical engineers and engineering personnel.

Item 1A: Risk Factors, page 13

17.   We note your deletion in response to comment 36; however, it is unclear why you deleted the risk factor regarding your failure to pay dividends rather than expanding your disclosure to explain its applicability to investors or your business, as requested in our prior comment. Please advise or revise.

Management Could Terminate Employment…, page 20

18.   It is unclear whether milestones for the 2010 fiscal year have been met. Please update your disclosure.

Inability to Buy or Sell Common Stock…, page 20

19.   Please revise this risk factor so that the disclosure following the subheading addresses only the risk presented in the subheading. As written, the risk factor appears to also disclose risks regarding fluctuations in your stock price and limited liquidity. You may wish to consider adding subheadings where applicable.

Item 2: Financial Information, page 23

-Critical Accounting Policies and Use of Estimates, page 27

- Inventories, page 28

20.   We note your response to prior comment 37 and your updated disclosures here, on page F-7 and on page F-23. We note that your inventory balances at December 31, 2009 and at September 30, 2010 represent over one years worth of inventory based upon your recent sales. Considering these factors, please provide us with additional detail regarding how you evaluated your inventory for recoverability as of December 31, 2009 and September 30, 2010.

21.   Further to the above, please tell us and revise your disclosures to explain in more detail how you develop certain of your assumptions, including but not limited to "consumer demand," for purposes of your inventory valuation analysis. For example, discuss how you arrived at your estimates, how accurate your estimates have been in the past and how much the estimates have changed in the past.

Item 3: Properties, page 29

22.   We note that your base rent more than doubled over the period of one year. Please disclose the reason for the increase, given that you appear to occupy the same office space.

23.   We re-issue the second sentence of our prior comment 38 because you did not file the amended lease agreement.

Item 4: Security Ownership…, page 29

24.   Please note that you should include disclosure required under Item 403 of Regulation S-K for all your voting securities, including the outstanding preferred that you mention on page 47 of your document. We therefore re-issue prior comment 39.

25.   Please reconcile your disclosure in the first sentence of this section with your disclosure on page 47, which indicates that preferred holders have voting rights.

26.   We note your response to prior comment 40. Please clarify your disclosure in footnote (2) of page 29 to indicate whether Mr. Heyniger has both voting and investment power over the shares. If Mr. Heyniger does not have both voting and investment power, then revise your disclosure in accordance with our prior comment.

Executive Compensation, page 33

27.   Please update your executive compensation section to provide disclosure for the most recently completed fiscal year.

Employment and Consulting Agreements, page 34

28.   Regarding your disclosure in response to prior comment 44, it appears that there is significant overlap between the milestones for Messrs. Sizer and Houlihan. Please clarify how the milestone payments are allotted for purposes of recruiting new personnel. For example, can both executives earn milestone payments for recruiting a chief financial officer?

29.   With a view toward disclosure, please tell us how the amended employment agreements in exhibits 10.14 – 10.16 setting the milestones comply with section 4(b) of the original employment agreements to set milestones within 60 days of those agreements. Also, tell us how these represent meaningful milestones to be accomplished during the 2010 fiscal year when they were agreed to on December 17, 2010.

30.   We note your response to prior comment 45. Please disclose what steps you have taken with regard to entering into a separation agreement with Mr. Shrivastava.

Item 8: Legal proceedings, page 43

31.   Please revise to provide the disclosure required by Item 103 of Regulation S-K. Specifically, please disclose whether you are a *party* to any material legal proceedings.

Item 9: Market Price…, page 44

32.   Please note that your response to prior comment 47 does not appear in your disclosure. We therefore re-issue our comment. In your revisions, disclose the date upon which the shares will no longer be restricted.

Item 10: Recent Sales of Unregistered Securities, page 45

33.   We note your disclosure in the final paragraph of this section. However, please revise to disclose the specific exemption relied upon for each of the unregistered transactions.

Interim Financial Statements, page F-1

Note 2. Summary of Significant Accounting Policies, page F-6

-Basic and Diluted Net Loss Per Share, page F-9

34.   We note your response to prior comments 51 and 59. Please revise to disclose the number of shares that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive as of September 30, 2010 and September 30, 2009. Refer to 260-10-50-1(c) of the FASB Accounting Standards Codification.

Annual Financial Statements, page F-16

Note 2. Summary of Significant Accounting Policies, page F-21

– Revenue Recognition, page F-22

35.   We note your responses to prior comments 55-57. You state that you provide customers with a right of return of defective and unsold product. Given your limited historical operations, please revise to explain in greater detail how you estimate the amount of unsold product that may be returned.

36.   In this regard, we note that your revised disclosures in the filing refer to the return right that you grant for defective products, but we do not see where you have provided disclosure that you offer customers a right of return on unsold product. Please revise to disclose all rights of return that you grant your customers.

37.   We note from your revised disclosures that in situations where your product sales do not meet all of the criteria outlined in your disclosure, you recognize revenue when you can 'reasonably estimate that the return privilege has substantially expired or when the return privilege has substantially expired.' Please explain in greater detail what you mean by this phrase. Explain why you believe it is appropriate to recognize revenues when the return right has 'substantially' expired.

Note 6. Notes Payable-Related Party, page F-27

38.   We note your response to prior comment 60 and your updated disclosures here and on page F-12. We further note from your response that you amended the conversion price of the notes payable to remove the variable conversion price and to fix the conversion to prices ranging from $.25 to $.50. Please address the following:

- Revise the filing to disclose the variable conversion terms of the original notes, the date you amended the notes, and the conversion terms of the amended notes.

- Explain in more detail how you accounted for the original notes from the date of issuance through the date you amended the conversion terms.

39.   Further to the above, we note from your response to prior comment 60 that you concluded there is no beneficial conversion feature due to factors such as minimal revenues, negative equity, and the weighted average fair market value used for stock compensation. Please revise to provide a beneficial conversion feature analysis that is based on US GAAP. Within your response, please address what the fair value of your common stock was after December 31, 2009 through September 30, 2010. Refer to the guidance in 470-20 and 480-10-25-14 of the FASB Accounting Standards Codification.

Note 7. Equity, page F-28

-Common Stock, page F-28

40.   Please tell us where you have made the disclosures requested in prior comment 62.

Item 15: Financial Statements and Exhibits, page 48

41.   Regarding your redactions to exhibit 10.13, please note that you may not simply remove terms from your agreements when you file them. Rule 406 provides the exclusive means for requesting confidential treatment for terms in exhibits to your Securities Act filings. See also Staff Legal Bulletin No. 1 (February 28, 1997 with July 11, 2001 addendum) available on the Commission's web site at www.sec.gov.   Please revise your exhibit accordingly.

42.   We note your response to comment 64; however, it is unclear how your agreements with Hammacher and Scar-Guard are not material given that these entities accounted for 20% and 16.3% of your sales, respectively, for the period ending September 30, 2010. Please expand your analysis or file the complete agreements as exhibits.

43.   Contrary to the description in your exhibit index, exhibit 3.2 consists of the Certificate of Amendment instead of the Bylaws. Please revise.

44.   Where exhibits are incorporated by reference from prior amendments, please indicate where the particular exhibit can be found.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Craig Sizer
Sanomedics International Holdings, Inc.
January 28, 2011
Page 8

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins at (202) 551-3639 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or Daniel Morris, Special Counsel, at (202) 551-3314 if you have any other questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc (via fax):   Richard G. Kline
                Hofheimer, Gartlir, and Gross